Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended February 28,		Fiscal Year
	2006	2005(1)	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes (2)	$2,447	$2,095	$7,361	$6,818	$6,160	$4,859	$5,809
Add: Fixed charges, net	9,525	4,708	24,637	14,871	12,856	12,688	20,654

Income before income taxes and fixed charges, net	$11,972	$6,803	$31,998	$21,689	$19,016	$17,547	$26,463

Fixed Charges:
Total interest expense	$9,481	$4,625	$24,425	$14,707	$12,693	$12,515	$20,517
Interest factor in rents	44	83	212	164	163	173	162
Dividends on preferred securities subject to mandatory redemption	—	—	—	45	154	87	50

Total fixed charges	$9,525	$4,708	$24,637	$14,916	$13,010	$12,775	$20,729

Ratio of earnings to fixed charges	1.3	1.4	1.3	1.5	1.5	1.4	1.3

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income before income taxes (2)	$2,447	$2,095	$7,361	$6,818	$6,160	$4,859	$5,809
Add: Fixed charges, net	9,525	4,708	24,637	14,871	12,856	12,688	20,654

Income before income taxes and fixed charges, net	$11,972	$6,803	$31,998	$21,689	$19,016	$17,547	$26,463

Fixed Charges:
Total interest expense	$9,481	$4,625	$24,425	$14,707	$12,693	$12,515	$20,517
Interest factor in rents	44	83	212	164	163	173	162
Dividends on preferred securities subject to mandatory redemption	—	—	—	45	154	87	50
Preferred stock dividends	—	—	—	—	—	—	50

Total fixed charges and preferred stock dividends	$9,525	$4,708	$24,637	$14,916	$13,010	$12,775	$20,779

Ratio of earnings to fixed charges and preferred stock dividends	1.3	1.4	1.3	1.5	1.5	1.4	1.3

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.
(2)	Income before income taxes does not include losses from unconsolidated investees, dividends on preferred securities subject to mandatory redemption, (loss)/gain on discontinued operations and cumulative effect of accounting change, net.

“Earnings” consist of income before losses from unconsolidated investees, income taxes, (loss)/gain on discontinued operations, cumulative effect of accounting change and fixed charges, less dividends on preferred securities subject to mandatory redemption.

“Fixed charges” consist of interest cost, including interest on deposits, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.